UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(D)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 000-23702

Steven Madden, Ltd.

(Exact name of registrant as specified in its charter)

52-16 Barnett Avenue, Long Island City, New York 11104; (718) 446-1800

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Preferred Stock Purchase Rights[1]

(Title of each class of securities covered by this Form)

Common Stock, par value $0.0001 per share

(Title of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: None

Pursuant to the requirements of the Securities Exchange Act of 1934, Steven Madden, Ltd. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Steven Madden, Ltd.

Date: December 20, 2019	By: /s/ Edward R. Rosenfeld
Edward R. Rosenfeld
Chairman and Chief Executive Officer

1.	The Preferred Stock Purchase Rights (the “Rights”) expired on November 14, 2011 pursuant to the terms of the Rights Agreement, dated November 14, 2001, by and between Steven Madden, Ltd. (the “Company”) and American Stock Transfer & Trust Company, LLC, as rights agent. The Company initially filed a Form 8-A to register the Rights on November 16, 2001.